17 May 2002
Number: 30/02

BHP BILLITON APPROVES MINERVA GAS DEVELOPMENT IN VICTORIA

BHP Billiton today announced approval for development of the Minerva gas field in the offshore Otway Basin, Victoria, Australia.

The majority of the Minerva gas will be sold under contract into South Australia via a new pipeline infrastructure link which will connect the Victorian and South Australian principal gas transmission systems. The sale underpins BHP Billiton's strategy to sell gas from Victoria into four eastern states markets as well as opening an additional gas supply source.

The Minerva field development is a greenfield project that will commercialise an intermediate-sized gas resource and provide a robust economic return. Capital expenditure for the development will be around US$137 million (BHP Billiton share US$123 million).

Minerva is a natural gas field with a small amount of liquid condensate. The field has an expected life of 10 years and contains estimated proven and probable gas reserves of 301 billion cubic feet (Bcf) of gas
(BHP Billiton share 271 Bcf). It also contains 1.24 million barrels of liquids (BHP Billiton share 1.1 million barrels).

The Minerva development involves the drilling and installation of two subsea well completions in 60 metres of water, approximately 10 kilometres offshore from the township of Port Campbell. Construction will commence during 2002, with first gas expected in the first quarter of 2004.

The project was subject to a comprehensive environmental impact assessment process that involved extensive consultation with the local community and other key stakeholders. Both State and Federal Government Ministerial assessments and approvals have been granted for the development to proceed.

A single flowline will transport the gas to the coast, through a subterranean shore crossing to an onshore gas processing facility where liquids will be removed prior to exporting the gas to South Australia.

The gas plant will have a gross design production capacity of 150 terajoules of gas per day [TJ/d] (BHP Billiton share 135 TJ/d). Approximately 600 barrels (gross) of stabilised condensate will also be produced per day at initial gas sales rates.

In March 2002 BHP Billiton signed a take or pay Gas Sales Agreement with Pelican Point Power Limited (a wholly owned subsidiary of International
Power plc) for the provision of Minerva gas (at an initial average rate of approximately 115 TJ/d) over a 10 year period into a greenfield 680 kilometre pipeline terminating in Adelaide.

Volumes in the Gas Sales Agreement will underwrite the Minerva development with up to 90 per cent of BHP Billiton's share of reserves being contracted. The remainder of the gas will be sold in the South East Australian market as demand dictates.

President and CEO BHP Billiton Petroleum Philip Aiken said the development of the Minerva gas field is part of the Group's focus on gas commercialisation and represents a major element in BHP Billiton's Eastern Gas Strategy.

"The development of the Minerva field will assist us in building on the large gas market share that the Group has developed in Victoria over the past 30 years by enabling us to expand into other south eastern Australian states," he said.

BHP Billiton has made significant progress developing gas markets in New South Wales and Tasmania in recent years. Since September 2000, Bass Strait gas has flowed into New South Wales via the Eastern Gas Pipeline, which now supplies 20 per cent of that State's gas requirements.

In addition, BHP Billiton Petroleum signed an agreement in April 2001 to supply natural gas from the Longford processing plant to Tasmania, supporting the construction of an undersea pipeline.

BHP Billiton holds a 90 per cent interest in the Minerva field and will be the project operator. The remaining 10 per cent interest is held by Santos (BOL) Pty Ltd.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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